DONTRUCK LLC

FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED

DECEMBER 31,2018

DONTRUCK, LLC

TWELVE MONTHS ENDED DECEMBER 31, 2018

CONTENTS

	Page
Accountant's Review Report	1
Financial Statements	
Balance Sheet	2
Statement of Operations and Retained Earnings	3
Statement of Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplemental Information	
Schedule II - General and Administrative Expenses	8



Andrew Benvenuti, Jr. CPA
PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax   (609)567-8299
Cell   (609)805-2240
Urtaxs103@gmail.com

INDEPENDENT AUDITOR'S REPORT

October 8, 2020

We have audited the accompanying balance sheet of Dontruck, LLC. as of December 31, 2018 and the related statements of income and retained earnings, comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness if the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dontruck, LLC. as of December 31, 2018, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary combined schedules are also presented for the purposes of additional analysis and are not a required part of the basic financial statements. The other accompanying information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Andrew Benvenuti, CPA

DONTRUCK, LLC
BALANCE SHEET
December 31, 2018

Assets

Current Assets

Cash	$	6,850
Accounts Receivables		-
Inventory		-
Prepaid & Other Assets		-
Total Current Assets		6,850

Property and Equipment, Net of Accumulated Depreciation		-
Total Assets	$	6,850

Liabilities & Member's Equity

Current Liabilities

Accounts Payable	$	-
Credit Cards Payable		-
Other Liabilities		-
Current Portion - Long Term Debt		-
Total Current Liabilities		-

Long Term Liabilities

Loans Payable- Members		-
Total Long Term Liabilities		-
Total Liabilities	$	-

Member's Equity

Member's Equity	$	6,850
Total Member's Equity		6,850
Total Liabilities & Member's Equity	$	6,850

The accompanying notes are an integral part of the financial statement.

DONTRUCK, LLC
STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED DECEMBER 31, 2018

Earned Revenues	$	-
Cost of Earned Revenues		-
Gross Profit		-
General and Administrative Expenses		3,275
	$	(3,275)
Other Income & (Charges)		
Discounts Earned	$	-
Other Income		-
Interest Income		-
	$	-
Net Income	$	(3,275)

The accompanying notes are an integral part of the financial statement.

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DONTRUCK, LLC
STATEMENT OF MEMBER'S EQUITY
TWELVE MONTHS ENDED DECEMBER 31, 2018

Balance - December 31, 2017	$	-
Prior Priod Adjustments		-
Add 2018 Additional Paid in Capital		10,125
2018 Net Income		(3,275)
Less 2018 Distributions		-
Balance - December 31, 2018	$	6,850

The accompanying notes are an integral part of the financial statement.

4

DONTRUCK, LLC
STATEMENT OF CASH FLOWS
December 31, 2018

Cash Flows from Operating Activities

Net Income	$	(3,275)

Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities

Depreciation	0	
Loss on Sale of Asset	0	
Cash from Sale of Asset	0	

(Increase) Decrease in Assets

Contract Receivables	0	
Retainage Receivable	0	
Inventory	0	
Inventory - Property for Resale	0	
Prepaid Expenses & Other Assets	0	

Increase (Decrease) in Liabilities

Accounts Payable	0	
Credit Cards Payable	0	
Accrued Expenses & Other Liabilities	0	

Net Cash Provided by Operating		(3,275)

Cash Flows from Investing Activities

Acquistion & Disposition of Fixed Assets		0
Net Cash Provided by Investing		0

Cash Flows from Financing Activities

Line of Credit Borrowings/ Repayments(Net)		0
Loans Borrowings/ Repayments(Net)		0
Loans Payable Members		0
Prior Period Adjustments - Cash Affect		0
Member's Draws & Contributions(Net) - 2018		10,125
Net Cash Provided by Financing Activities		10,125
Net Decrease in Cash		6,850
Cash - Beginning of Year		0
Cash - December 31, 2018	$	6,850

The accompanying notes are an integral part of the financial statement.

5

DONTRUCK, LLC
NOTES TO FINANCIAL STATEMENTS
TWELVE MONTHS ENDED DECEMBER 31, 2018

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES COMPANY ACITIVITES

The company is a privately held limited liability company engaged
primarily in logistics.

REVENUES

Revenues are reported on accrual basis and are booked at the time they
earned.

DEPRECIATION

The cost of property and equipment is depreciated over the estimated
useful lives of the related assets. Depreciation is computed using the
straight line method for financial statements purposes.

INVENTORIES

Inventories are stated at the lower of cost or market with cost determined
on the First In-First Out (fifo) method.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally
accepted accounting principles requires management to make estimates and
assumptions that directly affect the results of reported assets,
liabilities, revenues, and expenses. Accordingly, actual results could
differ from those activities.

NOTE 2:   ACCOUNTS RECEIVABLE

All accounts receivable have been deemed by management as being
collectable in future periods. Consequently, no allowance for doubtful
accounts is required. All accounts deemed to be uncollectible are
expensed utilizing the direct write-off method whenever management
determines the account is uncollectible.

Generally accepted accounting principles require the use of an allowance
account. The effect of such an allowance account in the financial
statements would be minimal.

NOTE 3:   EQUIPMENT

Equipment consists of the following:

December 31, 2018

NONE

Depreciation expense charged to operations was $0 in twelve months ended December 31, 2018.

NOTE 4:   CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

The company maintains its cash balances in a financial institution. The balances are insured by the Federal Deposit Insurance Corporation. At December 31, 2018, the Company's uninsured cash balance was zero. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

NOTE 5:   INCOME TAXES

The company is a Texas LLC and its Income/(Loss) is passed through to the stockholders and therefore no provision has been made for income taxes.

NOTE 6:   Contingent Liabilities

Management is unaware of any contingent liabilities as of the date of these financial statements.

DONTRUCK, LLC
SCHEDULE I - GENERAL & ADMINISTRATIVE
TWELVE MONTHS ENDED DECEMBER 31, 2018

Advertising	$	473
Bank Charges		80
Computer Supplies & Software		470
Meals & Entertainment		97
Postage		13
Professional Service		1,887
Travel		197
Vehicle		58
	$	3,275

The accompanying notes are an integral part of the financial statement.

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